SECUR 04015644 MISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 52985

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NewTek Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

462 Seventh Avenue, 14th Floor
(No. and Street)

New York	NY	10018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank RoccoGrande 212-356-9520
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2004
THOMSON FINANCIAL

RECD S.E.C.
MAR 0 ? 2004

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Frank RoccoGrande, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Newtek Securities, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CARMEN M. MOUCHACCA
Notary Public State of New York
No. 01MO6041578
Qualified in Nassau County
Commission Expires in May, 08 2006

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEWTEK SECURITIES, LLC

STATEMENT OF FINANCIAL POSITION

December 31, 2003

Table of Contents

NEWTEK SECURITIES, LLC

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1301 Avenue of the Americas
New York NY 10019
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Members of Newtek Securities, LLC:

In our opinion, the accompanying statement of financial position presents fairly, in all material respects, the financial position of Newtek Securities, LLC at December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial position is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial position presentation. We believe that our audit of the statement of financial position provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 24, 2004

STATEMENT OF FINANCIAL POSITION
December 31, 2003

Assets

Cash	$17,001
Due from related party	29,206
Prepaid expenses	3,779
Total assets	**$49,986**

Liabilities and Members' Equity

LIABILITIES	
Accounts payable and accrued expenses	$9,656
Total liabilities	9,656
Members' equity	40,330
Total liabilities and members' equity	**$49,986**

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS:

Newtek Securities, LLC (the "Company") is a New York Limited Liability Company that was formed on February 22, 2000. As of December 31, 2003, the Company is 99% owned by PPM Link, LLC, and 1% by Newtek Business Services, Inc. Effective April 30, 2001, the Company commenced operations as a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and became a member of the National Association of Securities Dealers, Inc. The Company's business consists primarily of placement agent services.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid instruments with original maturities of three months or less.

Revenue Recognition

The Company recognizes commission and fee income as earned. Commission and fee income are earned at the time the related services are provided and when the right to receive payment is assured, as defined by the terms and conditions of each client agreement.

Income Taxes

The Company is a Limited Liability Company ("LLC") and in lieu of corporate taxes, the members of the LLC are taxed on their proportionate share of the entity's taxable income. Accordingly, no liability for federal, state and local income taxes has been recorded in the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

NOTE 3 - NET CAPITAL REQUIREMENT:

The Company is subject to SEC Uniform Net Capital rule (rule 15c3-1), which requires the maintenance of minimum regulatory net capital and further requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 8:1. At December 31, 2003, the Company had regulatory net capital of $7,345, which was $2,345 in excess of its required minimum regulatory net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.31:1.